Exhibit 99.2

Brookfield Residential Properties Inc.

2011 | Q4
Letter to Shareholders

Our performance in the fourth quarter was extremely positive, particularly due to our Canadian operations.  As anticipated, a significant portion of our 2011 income before taxes was back-end loaded to the fourth quarter, with $49 million of our income before taxes occurring in this quarter.

Given the state of the North American market and the impact of the merger, our overall performance for the year was reasonably positive.  Our overall income before taxes of $130 million is broken down as follows:  $81 million of income from normal recurring operations and $49 million of income from a non-recurring change in business practice as a result of the merger.  Minority interest and tax provision of $123 million, including writing off the U.S. deferred tax asset, brought our net income down to $7 million.  Results in 2012 should be more straightforward as these non-recurring items are now behind us.

Markets

As I explained in previous “Letters,” our markets in Canada and the United States remain very different.  Our Canadian operations continue to perform well with strong sales carry-forward into 2012.  Our future looks good also, with Alberta’s unemployment rate now at only 4.9%.  Given the normal time lag between job creation and home ownership, this augers very well for our future in Alberta.  While we see some signs of optimism, the U.S. still remains challenging.  However, we are well positioned in our targeted real estate markets, and where good acquisition opportunities exist.

Accomplishments

It is worth reflecting on our many accomplishments since the merger on March 31, 2011:

•	We effected the management changeover seamlessly and have our “next generation” leaders in place while our seasoned managers are still available to coach and mentor.

•
We amended the terms of two of our related party debt obligations to ensure that there is sufficient liquidity for future opportunities.  As at December 31, 2011, we have over $144 million of available lines of credit in Canada and $74 million available in the U.S.

•
We acquired $140 million of land in Canada and the U.S., which we believe will provide an appropriate return based on using today’s pricing and absorptions. The vast majority of these lands are short-term in nature and will provide returns over the next one to three years.

Brookfield Residential Properties Inc. – 2011 Q4 Letter to Shareholders

Projects

Our overall asset portfolio of $2.6 billion, in ten regions of North America, is represented by 81 communities/projects.  Our core business is Land and Housing.  While the bulk of these projects are residential in nature, we also create commercial/industrial lands that may form part of several of our master-planned communities. We generally build homes on 15 to 20% of our own land, with the remaining lots and parcels being sold to third-party builders.  It is our intention to profile one or two projects each quarter in our Letter to Shareholders to describe the types of assets that we own and how we apply our philosophy of development.  The two projects profiled in this report are Rosedale, in Azusa, California and Seton, in Calgary, Alberta.

Rosedale – a stalled California master-plan becomes Community of the Year

Rosedale, in Azusa, California, transformed from a bankrupt and neglected 518-acre master-planned community of 1,250 lots under the previous ownership to Southern California’s Community of the Year in just 12 months.

We were in a position to move quickly to purchase this asset and successfully overcame enormous obstacles. With the participation of Christopher Development Group and Starwood Capital, radical community improvements were made that included a positive liaison with existing residents, completion of the unfinished community resort facility, subdivision clean-up, rebranding and marketing. This significantly turned Rosedale into a vibrant and attractive place to live – resulting in over 100 new home sales during 2011.

Seton – one of North America’s largest mixed-use developments

Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through proper mixed-use planning and building on our own land.  This 365-acre mixed-use development is one of the largest and most exciting opportunities of its kind in North America.  It sits in the center of the fastest growing sector in the city accommodating a future trade area of over 100,000 people.

Our vision began years ago but came to fruition when construction began on the $1.4 billion, 70-acre South Health Campus, a facility that will open in the summer of 2012.  Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences.  Brookfield Residential is currently developing four residential master-planned communities in proximity to Seton. With the anticipated completion of the South Health Campus, investment activity in Seton and buying interest in our master-planned communities have rapidly gained momentum.

Brookfield Residential Properties Inc. – 2011 Q4 Letter to Shareholders

Outlook

Our view for 2012 is for similar, but marginally improving markets in North America.  We are hopeful that with the opening of several new communities in the U.S., some commercial parcel sales and executing on our excellent sales backlog, our 2012 normal operating income will improve and replace some of the non-recurring income of 2011.

Our portfolio is unique in the North American marketplace and places us in the advantageous position of having solid cash flows and performance from our Canadian operations with good optionality and upside from a U.S. housing recovery.  Our discipline and in-depth knowledge of the North American market bodes well for this to occur.

Thanks to all our employees, building partners, trade partners, consultants, lenders and shareholders.  It is an exciting time to be in this business and we look forward to sharing our journey with you.

Alan Norris
President & Chief Executive Officer

February 14, 2012

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Litigation Reform Act of 1995 and in any applicable Canadian security regulations.  Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook, strategy and growth plans including acquisitions opportunities, liquidity, development plans, and those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Brookfield Residential Properties Inc. – 2011 Q4 Letter to Shareholders